Lindsay Corporation

2222 N. 111th Street

Omaha, NE 68164

April 14, 2015

Via EDGAR Correspondence

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lindsay Corporation
Form 10-K for the fiscal year ended August 31, 2014
Filed October 15, 2014
File No. 001-13419

Dear Mr. James:

We are writing in response to your letter, dated March 23, 2015 (the “Comment Letter”), regarding the Annual Report on Form 10-K filed by Lindsay Corporation (“Lindsay”) on October 15, 2014 (the “10-K”). Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

Form 10-K for fiscal year ended August 31, 2014

General

Comment No. 1:	You disclose in your December 2013 Proxy Statement on Schedule 14A that during fiscal 2013 you made project solution sales for agricultural products in Sudan. You state on your website that IRZ Consulting is a Lindsay consulting and design firm that has worked on large scale projects in Sudan, and you list a distributor in Sudan in the Dealer Locator section. You also disclose in the Form 10-K that you do business in the Middle East, a region that includes Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure about those countries in the Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers or

Mr. Martin James

Securities and Exchange Commission

April 14, 2015

other direct or indirect arrangements. You should describe any products, services, components or technology provided, directly or indirectly, to those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response No. 1:	Lindsay policy prohibits the export of its products, software, and technology (including services) to restricted individuals and countries, including Sudan and Syria, either directly or indirectly without appropriate export authorization. Furthermore, with the exception of one dealer in Sudan under an export license described below, Lindsay does not have any subsidiaries, branches, employees, representatives or dealers in the restricted countries.

Lindsay maintains an integrated system of policies and controls to prevent unauthorized sales and exports of Lindsay products and services to restricted locations or end users. Lindsay’s global export compliance program requires all known parties and destinations to any sale, shipment or service to be screened against an export compliance checklist, including screening against certain restricted countries and individuals. The screening system implemented by Lindsay alerts our Export Compliance Officer to any transaction potentially involving a restricted party or destination. Upon receiving an alert, Lindsay will either seek the appropriate authorization or deny the order.

Lindsay provides training, on an annual basis for senior management as well as employees with responsibilities related to international transactions to review the export controls and trade sanctions policy and review any updates to the policy or changes to applicable laws and sanctions. Lindsay also provides training to its third party dealers and sales representatives and requires written acknowledgement to comply with applicable US export controls and trade laws.

Lindsay’s past, current and anticipated contacts with Sudan are limited to the contacts under Lindsay’s export licenses described below.

Lindsay holds export licenses issued by the United States Department of the Treasury Office of Foreign Assets Control (“OFAC”) that permit Lindsay to engage in all transactions necessary to export certain goods and services to customers in Sudan, including a Sudanese government agency, that have been pre-approved by OFAC. The goods and services eligible for export under the licenses include agricultural irrigation systems, ancillary equipment necessary for use with those systems (including pump stations, generators, power cables and storage tanks for chemicals and/or

Mr. Martin James

Securities and Exchange Commission

April 14, 2015

fertilizers) and related services (including irrigation engineering design services). Lindsay’s wholly owned subsidiary, IRZ Consulting, LLC has provided engineering design services to customers in Sudan on Lindsay’s behalf under the export licenses. Lindsay has a dealer in Sudan who is also named on the export license and who performs equipment installation, maintenance and other services permitted under the licenses.

Lindsay does not sell, attempt to sell or otherwise have contacts to do business in Syria. Lindsay did engage an individual who is a non-resident Syrian citizen to act as a sales representative in territories outside of Syria (primarily with regard to a contract with a customer in Iraq). Lindsay disclosed this arrangement to OFAC and has structured its agreement with this individual in accordance with the guidance received from OFAC.

Comment No. 2:	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response No. 2:	Except as described above in the response to Comment No. 1, Lindsay has had no contacts with Syria regarding the sales of its products, technology or services.

Lindsay does not believe that the contacts with Sudan under the license agreements outlined in Comment No. 1 above are material in quantitative or qualitative terms and does not believe they present a material investment risk. Total revenues related to these transactions ranged from 0.2% to 1.5% of the Company’s consolidated revenues during the three years ended August 31, 2014 and the six-month period ended February 28, 2015. The Company’ assets and liabilities in Sudan as of each of the above referenced periods are less than 0.2% of total assets and total liabilities, respectively, and consist of accounts receivables and other sales liabilities related to these transactions.

Mr. Martin James

Securities and Exchange Commission

April 14, 2015

Lindsay does not believe that investor sentiment would be negatively impacted by Lindsay’s contacts in Sudan as the terms of the transactions are consistent with OFAC licensing policy regarding agricultural exports to Sudan and are pursuant to the export licenses obtained and authorized by OFAC. The purpose of these licenses is to benefit the Sudanese people by enhancing local food production and strengthening the agricultural sector in the region. Lindsay has had and may have in the future, potential opportunities for sales that require export authorization. Pursuant to Lindsay’s policy, such opportunities have been and would be reviewed with the Company’s Export Compliance Officer to ensure that the proper authorizations are obtained before proceeding with the transactions.

Further, Lindsay has disclosed in its risk factors listed on page 10 of its Form 10-K for the year ended August 31, 2014 that the Company’s international equipment sales are highly dependent on foreign market conditions and are subject to additional risk and restrictions, including a statement that the Company does business in a number of countries that are particularly susceptible to disruption from changing social economic conditions as well as terrorism, political hostilities, sanctions, war and similar incidents. Based on its assessment of the materiality of the contacts with Sudan, Lindsay believes it has made adequate disclosure of such activities.

Mr. Martin James

Securities and Exchange Commission

April 14, 2015

Item 8. Financial Statements and Supplementary Data

Note Q – Industry Segment Information, page 53

Comment No. 3:	We see the significance of your net sales to international customers in the table on page 54. Please describe to us your consideration of the guidance from FASB ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries.

Response No. 3:	Lindsay’s sales to international customers can fluctuate from year to year and generally include sales to more than 30 countries in any one year. Lindsay has historically viewed 10% of total consolidated revenues as the consideration of materiality for disclosing individual country revenue in evaluating the disclosure requirements of ASC 280-10-50-41(a). For each of the three years ended August 31, 2014, no such individual foreign country exceeded the threshold of 10% of consolidated revenues.

Lindsay hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 827-6579.

Sincerely, LINDSAY CORPORATION

By:	/s/ JAMES C. RAABE
James C. Raabe Vice President and Chief Financial Officer (on behalf of the registrant and as principal financial officer)